14046520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02 142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M&T Plaza
(No. and Street)

Buffalo	NY	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor — 716-849-1470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

369 Franklin Street	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PICTOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JEAN M. TORIONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplemental Schedules
as of December 31, 2013
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplemental Schedules
as of December 31, 2013
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

TRUBEE, COLLINS & CO., INC.

CONTENTS

	Page
Independent Auditors' Report	1
Statements of Financial Condition	3
Notes to Financial Statements	4
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	6
Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1	6
Schedule III – Exemptive Provisions under SEC Rule 15c3-3	7
SIPC Supplemental Report	8
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. (the Company) as of December 31, 2013 and 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

February 13, 2014

Statements of Financial Condition

December 31,	2013	2012
Assets		
Cash	$ 149,531	$ 95,308
Receivables from brokers and dealers	322,114	322,576
Property and equipment, net (Note 2)	25,292	14,976
Prepaid expenses and other	60,157	70,388
	$ 557,094	$ 503,248
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 147,829	$ 113,823
Liabilities subordinated to claims of general creditors (Note 3)	26,000	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	10,216	10,216
Additional paid-in capital	418,056	418,056
Retained earnings	74,943	55,103
Treasury stock - 2,875 shares at cost	(119,950)	(119,950)
	383,265	363,425
	$ 557,094	$ 503,248

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 13, 2014 (the date the financial statements were available to be issued).

Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

Income Taxes:

Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Property and Equipment:

	2013	2012
Furniture and equipment	$ 181,885	$ 164,396
Less accumulated depreciation	156,593	149,420
	$ 25,292	$ 14,976

3. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond with a maturity date of December 31, 2016.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

4. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2013 and 2012 consist of the following included within accounts payable and accrued expenses:

	2013	2012
Assets	$ -	$ 300
Liabilities	(12,600)	(13,700)
	$ (12,600)	$ (13,400)

The Company believes it is no longer subject to examination by Federal and State taxing authorities for years prior to 2010.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 and 2012, the Company has net capital of $323,816 and $304,061, which was $73,816 and $54,061 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .46 to 1 and .37 to 1 at December 31, 2013 and 2012.

6. Leases:

The Company leases office space and certain office equipment pursuant to noncancelable operating leases. At December 31, 2013, future minimum rental payments due are:

2014	$ 111,100
2015	110,700
2016	110,100
2017	9,100
	$ 341,000

7. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2013.

8. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

9. Stockholder Agreement:

Under the terms of an agreement with its stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

Supplementary Information
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net capital:	
Total stockholders' equity	$ 383,265
Additions:	
Allowable subordinated liabilities	26,000
Total available capital	409,265
Deductions:	
Non-allowable assets:	
Equipment, less accumulated depreciation	25,292
Investments not readily marketable	-
Prepaid expenses and other	60,157
	85,449
Tentative net capital	323,816
Haircuts:	
Equities	-
Money market funds	-
U.S. Government Agencies	-
	-
Net capital	$ 323,816
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 147,829
Computation of net capital requirement:	
Net capital	$ 323,816
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 73,816
Aggregate debt to net capital (allowable 15 to 1)	.46 to 1

Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Net capital, as reported in Company's Part II (unaudited) focus report	$ 323,816
Adjustments made subsequent to preparation of focus report:	
None	-
Net capital per above	$ 323,816

Supplementary Information
Schedule III – Exemptive Provision under SEC Rule 15c3-3

December 31, 2013

An exemption from Rule 15c3-3 is claimed. Identified below is the section upon which such exemption is based:

C. (k)(2) (ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC # and Name

008-35158 First Clearing, LLC

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Trubee, Collins & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Trubee, Collins & Co., Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lumsden & McCormick, LLP

February 13, 2014

Schedule of Assessments and Payments per Form SIPC-7

For the year ended December 31, 2013

Assessment Period	Check Date	Check Number	Collection Agency		
January 1, 2013 - June 30, 2013	07/17/13	11187	SIPC	$	3,227
July 1, 2013 - December 31, 2013	01/31/14	11498	SIPC		3,092
Total payments to SIPC				$	6,319

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Trubee, Collins & Co., Inc.

In planning and performing our audit of the financial statements and additional information of Trubee, Collins & Co., Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lumsden & McCormick, LLP

February 13, 2014